CEF Equipment Holding, L.L.C. 10 Riverview Drive Danbury, CT 06810	GE TF Trust Rodney Square North 1100 N. Market Street Wilmington, DE 19890

August 1, 2012

VIA EDGAR

Mr. Hughes Bates
Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Registrants Request for Acceleration,
CEF Equipment Holding, L.L.C. / GE TF Trust
Registration Statement on Form S-3 (No. 333-181103)

Mr. Bates:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CEF Equipment Holding, L.L.C. and GE TF Trust (each a “Company” and together, the “Companies”) hereby request acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 5:00 p.m. on August 3, 2012 or as soon as practicable thereafter.

In connection with the Companies’ request for acceleration, each of the Companies hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	such Company may not assert any staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GE TF TRUST By: /s/ Steven Day Name: Steven Day Title: Authorized Signatory	CEF EQUIPMENT HOLDING, L.L.C. By: /s/ Charles E. Rhodes Name: Charles E. Rhodes Title: Authorized Signatory